UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)1

Monmouth Real Estate Investment Corporation

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

609720-10-7

(CUSIP Number)

Mark J. Dadabbo President Oakland Financial Corporation 34200 Mound Road Sterling Heights, Michigan 48310 (800) 201-0450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Oakland Financial Corporation (Federal ID #38-3276605)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 17,307
	8.	SHARED VOTING POWER 2,433,422*
	9.	SOLE DISPOSITIVE POWER 17,307
	10.	SHARED DISPOSITIVE POWER 2,433,422*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,307
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14.	TYPE OF REPORTING PERSON HC

*	Consists of (i) 17,307 shares owned by Oakland Financial Corporation, (ii) 46,543 shares owned by Liberty Bell Agency, Inc., (iii) 2,194,103 shares owned by Cherokee Insurance Company, (iv) 91,503 shares owned by Erie Manufactured Home Properties, LLC, (v) 83,884 shares owned by Apache Ventures, LLC, and (vi) 83 shares owned by Matthew Moroun as of the close of business on July 31, 2012. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Liberty Bell Agency, Inc. (Federal ID #38-2338264)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 46,543
	8.	SHARED VOTING POWER 2,433,422*
	9.	SOLE DISPOSITIVE POWER 46,543
	10.	SHARED DISPOSITIVE POWER 2,433,422*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,543
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%
14.	TYPE OF REPORTING PERSON CO

*	Consists of (i) 17,307 shares owned by Oakland Financial Corporation, (ii) 46,543 shares owned by Liberty Bell Agency, Inc., (iii) 2,194,103 shares owned by Cherokee Insurance Company, (iv) 91,503 shares owned by Erie Manufactured Home Properties, LLC, (v) 83,884 shares owned by Apache Ventures, LLC, and (vi) 83 shares owned by Matthew Moroun as of the close of business on July 31, 2012. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Cherokee Insurance Company (Federal ID #38-3464294)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 2,194,103
	8.	SHARED VOTING POWER 2,433,422*
	9.	SOLE DISPOSITIVE POWER 2,194,103
	10.	SHARED DISPOSITIVE POWER 2,433,422*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,194,103
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.45%
14.	TYPE OF REPORTING PERSON IC

*	Consists of (i) 17,307 shares owned by Oakland Financial Corporation, (ii) 46,543 shares owned by Liberty Bell Agency, Inc., (iii) 2,194,103 shares owned by Cherokee Insurance Company, (iv) 91,503 shares owned by Erie Manufactured Home Properties, LLC, (v) 83,884 shares owned by Apache Ventures, LLC, and (vi) 83 shares owned by Matthew Moroun as of the close of business on July 31, 2012. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Erie Manufactured Home Properties, LLC (Federal ID #38-3153222)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 91,503
	8.	SHARED VOTING POWER 2,433,422*
	9.	SOLE DISPOSITIVE POWER 91,503
	10.	SHARED DISPOSITIVE POWER 2,433,422*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%
14.	TYPE OF REPORTING PERSON CO

*	Consists of (i) 17,307 shares owned by Oakland Financial Corporation, (ii) 46,543 shares owned by Liberty Bell Agency, Inc., (iii) 2,194,103 shares owned by Cherokee Insurance Company, (iv) 91,503 shares owned by Erie Manufactured Home Properties, LLC, (v) 83,884 shares owned by Apache Ventures, LLC, and (vi) 83 shares owned by Matthew Moroun as of the close of business on July 31, 2012. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Apache Ventures, LLC (Federal ID #04-3626405)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 83,884
	8.	SHARED VOTING POWER 2,433,422*
	9.	SOLE DISPOSITIVE POWER 83,884
	10.	SHARED DISPOSITIVE POWER 2,433,422*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,884
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%
14.	TYPE OF REPORTING PERSON CO

*	Consists of (i) 17,307 shares owned by Oakland Financial Corporation, (ii) 46,543 shares owned by Liberty Bell Agency, Inc., (iii) 2,194,103 shares owned by Cherokee Insurance Company, (iv) 91,503 shares owned by Erie Manufactured Home Properties, LLC, (v) 83,884 shares owned by Apache Ventures, LLC, and (vi) 83 shares owned by Matthew Moroun as of the close of business on July 31, 2012. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Matthew Moroun, An Individual
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 83
	8.	SHARED VOTING POWER 2,433,422*
	9.	SOLE DISPOSITIVE POWER 83
	10.	SHARED DISPOSITIVE POWER 2,433,422*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0002%
14.	TYPE OF REPORTING PERSON IN

*	Consists of (i) 17,307 shares owned by Oakland Financial Corporation, (ii) 46,543 shares owned by Liberty Bell Agency, Inc., (iii) 2,194,103 shares owned by Cherokee Insurance Company, (iv) 91,503 shares owned by Erie Manufactured Home Properties, LLC, (v) 83,884 shares owned by Apache Ventures, LLC, and (vi) 83 shares owned by Matthew Moroun as of the close of business on July 31, 2012. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

AMENDMENT NO. 9 TO

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES ACT OF 1934, AS AMENDED

This Amendment No. 9 amends Amendment No. 8 (as filed on May 5, 2011, “Amendment No. 8”) to the Statement on Schedule 13D (as filed on March 22, 2002, the “Schedule 13D”) in relation to shares of Class A common stock, par value $.01 per share (the “Common Stock”) of Monmouth Real Estate Investment Corporation, a Maryland corporation (“Issuer”). Capitalized terms used but not defined herein have the meanings attributed to them in Amendments Nos. 1 through 8, or the original Schedule 13D.

Items 3, 4, and 5 of Amendments Nos. 1 through 8, and the original Schedule 13D are hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The first sentence of the first paragraph of Item 3 of Amendments Nos. 1 through 8, and the original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $17.3 million.

The fifth paragraph of Item 3 of Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7 is hereby amended and restated in its entirety to read as follows:

Upon filing the May 5, 2011 Amendment No. 8 to the Statement on Schedule 13D, Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively owned 3,282,347 shares of Common Stock, or 9.56% of the outstanding shares of Common Stock. At July 31, 2012, Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively owned 2,433,422 shares of Common Stock, or 7.09% of the outstanding shares of Common Stock.

The decrease from 9.56% ownership of the outstanding shares of Common Stock as of the May 5, 2011 filing to 7.09% at July 31, 2012 is attributable to the net effect of:

1)	Issuer issued 5,881,552 (17%) new shares of Common Stock between December 31, 2010 and March 31, 2012, and therefore, shares outstanding increased from 34,340,823 to 40,222,375 during such period.

2)	Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively decreased their owned shares of Common Stock by 848,924 shares, from 3,282,347 shares at April 30, 2011 to 2,433,422 shares at July 31, 2012.

Item 4.	Purpose of Transaction.

The first sentence of the first paragraph of Item 4 of Amendments Nos. 1 through 8, and the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun had net disposals of 848,924 shares of Common Stock between April 30, 2011 and July 31, 2012. Their total ownership of the outstanding shares of Common Stock was 7.09% at July 31, 2012, down from 9.56% at April 30, 2011.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a), (b), and (c) of Item 5 of Amendments Nos. 1 through 8, and the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) As of July 31, 2012, Oakland owned 17,307 shares of Common Stock, or approximately 0.04% of the outstanding shares of Common Stock, Liberty Bell owned 46,543 shares of Common Stock, or approximately 0.12% of the outstanding shares of Common Stock, Cherokee owned 2,194,103 shares, or approximately 5.45% of the outstanding shares of Common Stock, Erie owned 91,503 shares, or approximately 0.23% of the outstanding shares of Common Stock, Apache owned 83,884 shares, or approximately 0.21% of the outstanding shares of Common Stock, and Matthew Moroun owned 83 shares, or approximately 0.0002% of the outstanding shares of Common Stock. On a collective basis, as of July 31, 2012, the reporting persons beneficially owned an aggregate of approximately 7.09% of the outstanding shares of Common Stock.

The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock (and excluding “Preferred Stock” outstanding) as reported by Issuer in its Form 10-Q for the quarter ended March 31, 2012.

(b) As of July 31, 2012, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 17,307 shares of Common Stock, or approximately 0.04% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 46,543 shares of Common Stock, or approximately 0.12% of the outstanding shares of Common Stock, Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 2,194,103 shares of Common Stock, or approximately 5.45% of the outstanding shares of Common Stock, Erie had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 91,503 shares of Common Stock, or approximately 0.23% of the outstanding shares of Common Stock, Apache had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 83,884 shares of Common Stock, or approximately 0.21% of the outstanding shares of Common Stock, and Matthew Moroun had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 83 shares of Common Stock, or approximately 0.0002% of the outstanding shares of Common Stock.

(c) During the 60-day period preceding the date of this Amendment No. 9, Oakland disposed of 25,000 shares of Common Stock through open market sales at a price of $10.72 per share, for a total sales price of $267,230.

During the 60-day period preceding the date of this Amendment No. 9, Liberty Bell disposed of 150,000 shares of Common Stock through open market sales at a price of $10.83 per share, for a total sales price of $1,624,549.

During the 60-day period preceding the date of this Amendment No. 9, Cherokee disposed of 186,390 shares of Common Stock through open market sales at a price of $11.23 per share, for a total sales price of $2,034,039.

During the 60-day period preceding the date of this Amendment No. 9, Matthew Moroun acquired 1 share of Common Stock through open market and/or DRP purchases at a cost of $10.70 per share, for a total cost of $10.70.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2012

OAKLAND FINANCIAL CORPORATION

By:	/s/ Mark J. Dadabbo
Name:	Mark J. Dadabbo
Title:	President

LIBERTY BELL AGENCY, INC.

By:	/s/ Mark J. Dadabbo
Name:	Mark J. Dadabbo
Title:	President

CHEROKEE INSURANCE COMPANY

By:	/s/ Mark J. Dadabbo
Name:	Mark J. Dadabbo
Title:	President

ERIE MANUFACTURED HOME PROPERTIES, LLC

By:	/s/ Mark J. Dadabbo
Name:	Mark J. Dadabbo
Title:	President

APACHE VENTURES, LLC

By:	/s/ Mark J. Dadabbo
Name:	Mark J. Dadabbo
Title:	President

MATTHEW T. MOROUN

By:	/s/ Matthew T. Moroun
Name:	Matthew T. Moroun, An Individual